                                                                    Exhibit 16.1

June 28, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Fax Number: (202) 942-9656

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partner and manager on the audits of the financial statements of this registrant for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP. We have read the first 4 paragraphs of Item 4 included in the Form 8-K/A dated June 24, 2002 of Genome Therapeutics, Inc. to be filed with the Securities and Exchange Commission and have found no basis for disagreement with the statements contained therein.

Very truly yours,

/s/Arthur Andersen LLP

Arthur Andersen LLP

cc: Mr. Stephen Cohen, Chief Financial Officer, Genome Therapeutics, Inc.